CONFIRMING STATEMENT


This Statement confirms that the undersigned has authorized and designated Elizabeth A. Abdoo or William K. Kelso to execute and file on the his behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the United States Securities and Exchange Commission as a result of his ownership of or transactions in securities of Host Hotels and Resorts, Inc.
The authority of Elizabeth A. Abdoo or
William K. Kelso under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 or 5 with securities of Host Hotels and Resorts, Inc., unless earlier revoked in writing. Mr. Macnamara acknowledges that Elizabeth A. Abdoo or William K. Kelso is not assuming, nor is Host Hotels and Resorts, Inc., any of the his responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.



				Signature on file______________
				Brian G. Macnamara

Dated:  9/1/07